July 23, 2013

VIA EDGAR

Sonny Oh
Senior Counsel
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8629
Washington D.C. 20549-8629

RE:    Principal Life Insurance Company Separate Account B
Registration Statement on Form N-4
Pursuant to Securities Act of 1933
Principal Investment Plus Variable Annuity Contract
File Numbers 333-188293 and 811-02091
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4
Accession Number: 0000009713-13-000032

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Principal Life Insurance Company Separate Account B (the “Registrant”) and its principal underwriter, Princor Financial Services, Inc. hereby request that the effectiveness of the above-referenced Registration Statement on Form N-4 be accelerated to August 1, 2013. Based on previous telephone conversations with the Staff, we understand the Staff would give favorable consideration to this request.

Principal Life Insurance Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company or Registrant from their full responsibilities for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Hodgson at 515-362-2384 if you have any questions regarding this request.
Sincerely,

/s/ Doug Hodgson	/s/ Adam Shaikh

Doug Hodgson	Adam U. Shaikh
Counsel, Registrant            Counsel, Underwriter